Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NIGHTINGALE INFORMATIX CORPORATION

VIPER ACQUISITION CORPORATION

AND

VANTAGEMED CORPORATION

Dated as of February 16, 2007

TABLE OF CONTENTS

ARTICLE I — THE MERGER
1.1	The Merger	2
1.2	Closing; Effective Time	2
1.3	Effect of the Merger	2
1.4	Certificate of Incorporation and ByLaws	2
1.5	Directors and Officers	2
1.6	Effect of Merger on Capital Stock	3
1.7	Dissenting Shares	4
1.8	Surrender of Certificates	4
1.9	Lost, Stolen or Destroyed Certificates	6
1.10	Further Action	6

ARTICLE II — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
2.1	Organization; Standing; Charter Documents; Subsidiaries	6
2.2	Capital Structure	7
2.3	Authority; Non-Contravention; Necessary Consents	9
2.4	SEC Filings; Financial Statements; Records	10
2.5	Absence of Certain Changes or Events	12
2.6	Taxes	13
2.7	Intellectual Property	14
2.8	Compliance; Permits; Exports; FCPA	19
2.9	Litigation	20
2.10	Brokers’ and Finders’ Fees; Fees and Expenses	20
2.11	Transactions with Affiliates	20
2.12	Employee Benefit Plans	20
2.13	Title to Properties	23
2.14	Environmental Matters	24
2.15	Contracts	24
2.16	Insurance	26
2.17	Disclosure	27
2.18	Board Approval	27
2.19	Fairness Opinion	27
2.20	Takeover Statuses	27
2.21	Complete Copies of Materials	27
2.22	Disclaimer of Other Representations and Warranties	27
2.23	Accuracy of Information	28

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
3.1	Organization; Standing; Power	28
3.2	Authority; Non-Contravention; Necessary Consents	28
3.3	Litigation	29
3.4	Disclosure	29
3.5	Board Approval	29
3.6	No Financing Contingencies; Available Funds	29

ARTICLE IV — CONDUCT OF THE COMPANY PRIOR TO THE EFFECTIVE TIME
4.1	Conduct of Business by the Company	30

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ARTICLE V — ADDITIONAL AGREEMENTS
5.1	Company Proxy Statement	33
5.2	Meeting of Stockholders; Board Recommendation	33
5.3	Acquisition Proposals	34
5.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	37
5.5	Public Disclosure	38
5.6	Regulatory Filings; Reasonable Best Efforts	38
5.7	Notification of Certain Matters	39
5.8	Equity Awards and Employee Benefits	39
5.9	Termination of Warrants	40
5.10	Termination of Agreements	40
5.11	Amendment of Agreements	40
5.12	Section 16 Matters	40
5.13	Resignation of Officers and Directors	40
5.14	Delisting	40
5.15	Merger Sub Compliance	41
5.16	Officer and Director Indemnification	41
5.17	New Employment Arrangements	41
5.18	Debt Financing	41

ARTICLE VI — CONDITIONS TO THE MERGER
6.1	Conditions to the Obligations of Each Party to Effect the Merger	42
6.2	Additional Conditions to the Obligations of the Company	43
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	43

ARTICLE VII — TERMINATION, AMENDMENT AND WAIVER
7.1	Termination	45
7.2	Notice of Termination; Effect of Termination	46
7.3	Fees and Expenses	46
7.4	Amendment	48
7.5	Extension; Waiver	48

ARTICLE VIII — GENERAL PROVISIONS
8.1	Non-Survival of Representations and Warranties	48
8.2	Notices	48
8.3	Interpretation; Knowledge	49
8.4	Counterparts	50
8.5	Entire Agreement; Third-Party Beneficiaries	50
8.6	Severability	50
8.7	Other Remedies	50
8.8	Governing Law; Specific Performance; Jurisdiction	50
8.9	Rules of Construction	51
8.10	Assignment	51
8.11	Waiver of Jury Trial	51

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INDEX OF SCHEDULES

Schedule 5.10	Termination of Agreements
Schedule 5.11	Amendment of Agreements
Schedule 6.3(j)	Third Party Consents

INDEX OF EXHIBITS

Exhibit A-1	Form of Company Voting Agreement (Directors and Officers)
Exhibit A-2	Form of Company Voting Agreement (Stockholders)
Exhibit B	Form of Certificate of Merger

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 16, 2007, by and among Nightingale Informatix Corporation, a corporation existing under the laws of the Province of Ontario (“Parent”), Viper Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and VantageMed Corporation, a Delaware corporation (the “Company”).

RECITALS

A.                                   The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B.                                     The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1).

C.                                     The Board of Directors of the Company has unanimously resolved to recommend to its stockholders adoption of this Agreement.

D.                                    Parent, as the sole stockholder of Merger Sub, has approved, and immediately following the execution hereof, will adopt, this Agreement.

E.                                      Pursuant to the Merger, among other things, (i) all of the issued and outstanding Company Common Stock (as defined in Section 1.6(a)) shall be converted into the right to receive the cash consideration set forth herein and (ii) all issued and outstanding options, warrants and any other rights to acquire Company Common Stock shall be terminated.

F.                                      Concurrent with the execution and delivery of this Agreement, as a material inducement to Parent and Merger Sub to enter into this Agreement, (i) certain directors, officers and other stockholders of the Company are entering into company voting agreements with Parent, each in the forms attached hereto as Exhibit A-1 and Exhibit A-2 (the “Voting Agreements”), (ii) certain employees and stockholders of the Company are entering into non-competition and non-solicitation agreements with Parent (the “Non-Competition and Non-Solicitation Agreements”), and (iii) certain employees of the Company are entering into employment agreements with Parent (the “Employment Agreements”).

G.                                     Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

In consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

1.1                                 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2                                 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at the offices of Hayden Bergman Rooney, Professional Corporation, located at 150 Post Street, Suite 650, San Francisco, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.” Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger in the form attached hereto as Exhibit B with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date.

1.3                                 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4                                 Certificate of Incorporation and Bylaws.

(a)                                  Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety (as set forth on Exhibit B to the Certificate of Merger) to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is [Viper].”

(b)                                 Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such bylaws.

1.5                                 Directors and Officers.

(a)                                  Directors. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

(b)                                 Officers. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

1.6                                 Effect of Merger on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a)                                  Company Common Stock. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and other than Dissenting Shares (as defined in Section 1.7(a)), will each be canceled and extinguished and automatically converted into the right to receive an amount in cash, without interest, equal to $0.75 (the “Per Share Merger Consideration”) upon surrender of the certificate representing such share of Company Common Stock (or surrender of a Book Entry Share (as defined in Section 1.8(c)) in the manner provided in Section 1.8(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). Each Dissenting Share shall be canceled and extinguished and automatically converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with Delaware Law. No share of Company Common Stock shall be deemed to be outstanding or to have any rights other than those set forth in this Section 1.6 after the Effective Time.

(b)                                 Cancellation of Treasury Stock. Each share of Company Common Stock directly owned by the Company or any wholly-owned Subsidiary (as defined in Section 2.1(a)) of the Company immediately prior to the Effective Time shall automatically be canceled and extinguished without any conversion thereof.

(c)                                  No Assumption of Company Options; Treatment of Company Warrants.

(i)                                     No Company Options (as defined in Section 2.2(b)) (whether vested or unvested) shall be assumed by Parent as a result of the Merger, and at the Effective Time, each Company Option outstanding and unexercised as of the Effective Time will, without any further action on the part of any holder thereof, be cancelled and extinguished.

(ii)                                  No warrants to purchase shares of Company capital stock (“Company Warrants”) shall be assumed by the Parent, and at the Effective Time, each Company Warrant outstanding and unexercised as of the Effective Time will, without any further action on the part of any holder thereof, be cancelled and extinguished.

(iii)                               Prior to the Effective Time, and subject to the review and approval of Parent (which approval shall not be unreasonably withheld or delayed), the Company shall take all action necessary to effect the transactions anticipated by this Section 1.6(c)under all Company Option agreements, all Company Warrant agreements and any other equity plan or arrangement of the Company (whether written or oral, formal or informal).

(d)                                 Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”). Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such share of Surviving Corporation Common Stock.

(e)                                  Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

1.7                                 Dissenting Shares.

(a)                                  Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Common Stock held by a holder who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Per Share Merger Consideration set forth in Section 1.6, but the holder thereof shall only be entitled to such rights as are provided by Delaware Law.

(b)                                 Notwithstanding the provisions of Section 1.7(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration set forth in Section 1.6, without interest, upon surrender of the certificate representing such shares.

(c)                                  The Company shall give Parent (i) prompt notice of any written notice of intent to demand appraisal under Delaware Law or demand for appraisal under Delaware Law received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands and shall not use an estimate of fair value in an amount greater than the Per Share Merger Consideration in any offer of payment without Parent’s prior written consent.

1.8                                 Surrender of Certificates.

(a)                                  Exchange Agent. Parent shall select the Company’s transfer agent, American Stock Transfer & Trust Company, or another institution reasonably satisfactory to the Company to act as the exchange agent (the “Exchange Agent”) hereunder for the purpose of distributing the cash amounts contemplated by this Article I to the holders of Company Common Stock.

(b)                                 Parent to Deposit Cash. At or prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent, which shall provide that Parent shall deposit with the Exchange Agent for exchange in accordance with this Article I promptly after the Effective Time (in any event within 48 hours of the Effective Time), a cash amount equal to the aggregate Per Share Merger Consideration to which holders of Company Common Stock shall be entitled pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock. The cash so deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c)                                  Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.6: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book Entry Shares to the Exchange Agent); and (ii) instructions for effecting the surrender of the Certificates or Book Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor a cash payment representing the Per Share Merger Consideration for each share of Company Common Stock represented thereby, subject to any applicable withholding tax, which such holder has the right to receive pursuant to the provisions of this Article I, and the Certificates and Book Entry Shares so surrendered shall forthwith be canceled. In no event shall the holder of any Certificates or Book Entry Shares be entitled to receive interest on any funds to be received in the Merger, including any interest accrued in respect of the Exchange Fund. In the event of a transfer of ownership of Company Common Stock prior to the Effective Time which is not registered in the transfer records of the Company, the Per Share Merger Consideration may be issued to a transferee if the Certificates or Book Entry Shares representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.8(c), each Certificate or Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration for each share of Company Common Stock represented thereby as contemplated by this Article I, together with the dividends, if any, which may have been declared by the Company on the Company Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Parent and the Surviving Corporation shall pay all fees and expenses of the Exchange Agent in connection with the Exchange Fund and the distributions therefrom.

(d)                                 Required Withholding. Each of Parent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirements. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(e)                                  No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)                                    Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to holders of shares of Company Common Stock pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to the holders of shares of Company Common Stock pursuant to this Article I shall promptly be paid to Parent.

(g)                                 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares six months after the Effective Time shall, at the request of Parent, be delivered to Parent or otherwise according to the instruction of

Parent, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates in compliance with this Section 1.8 shall after such delivery to Parent look only to Parent for the Per Share Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby. If any Certificate or Book Entry Share shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.3(c)), any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h)                                 No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 1.8.

1.9                                 Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration due to such Person, subject to any applicable withholding tax, as provided in Section 1.8(c).

1.10                           Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, except as set forth in the disclosure letter (referencing the appropriate section and paragraph numbers) supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

2.1                                 Organization; Standing; Charter Documents; Subsidiaries.

(a)                                  Organization; Standing and Power. The Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(b)                                 Charter Documents. The Company has delivered or made available to Parent true and correct copies of: (i) the certificate of incorporation (including any certificate of designations) and bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s Subsidiaries are in violation of its applicable certificate of incorporation and bylaws, or like organizational documents, each as amended to date.

(c)                                  Minutes. The Company has made available to Parent and its representatives true and complete copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Subsidiaries held since January 1, 2004.

(d)                                 Subsidiaries. Section 2.1(d) of the Company Disclosure Letter sets forth each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, the Company does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2                                 Capital Structure.

(a)                                  Capital Stock. The authorized capital stock of the Company consists of: (i) 40,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock. At the close of business on February [      ], 2007: (x) 15,358,745 shares of Company Common Stock were issued and outstanding, (y) no shares of Company Preferred Stock were issued and outstanding, and (z) no shares of Company Common Stock or Company Preferred Stock were issued and held by the Company in its treasury. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Section 2.2(a) of the Company Disclosure Letter sets forth (A) the name of each holder of Company Restricted Stock (as defined below), (B) the number of shares of Company Restricted Stock held by such holder, (C) the repurchase price of such Company Restricted Stock, (D) the date on which such Company Restricted Stock was purchased or granted, (E) the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, and (F) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof.

Subject to the terms and conditions of the applicable restricted stock purchase agreement, upon consummation of the Merger, (1) the Per Share Merger Consideration paid in exchange for any shares of Company Restricted Stock will, without any further act of Parent, Merger Sub, the Company or any other Person, become subject to the restrictions, conditions and other provisions contained in such Contract (as defined below) and (2) Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under any such Contract without modification. There are no commitments or agreements to which the Company is bound obligating the Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Company Restricted Stock” shall mean shares of Company Common Stock that are subject to a Contract or other arrangement pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire such shares of Company Common Stock, including by forfeiture. For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(b)                                 Stock Options. As of the close of business on February [     ], 2007: (i) 2,213,443 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options (as defined below) to purchase Company Common Stock under the applicable Company Benefit Plans (as defined in Section 2.12(a)) that are stock option plans as set forth on Section 2.12 of the Company Disclosure Letter (the “Company Stock Option Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Option Plans, are referred to in this Agreement as “Company Options”) and (ii) no shares of Company Common Stock were subject to issuance pursuant to outstanding award of shares, or units, granted under applicable Company Benefit Plans and representing the right to receive in the future shares of Company Common Stock, other than Company Restricted Stock and Company Options. All shares of Company Common Stock subject to issuance under the applicable Company Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. Section 2.2(b) of the Company Disclosure Letter sets for the number of outstanding Company Options that have an exercise price per share less than the Per Share Merger Consideration as of the End Date (as defined in Section 7.1(b)) and the weighted average exercise price of such outstanding Company Options at such date. All grants of Company Options were validly issued and properly approved by the Board of Directors of the Company in material compliance with all applicable Legal Requirements (as defined in Section 2.2(d)) and recorded on the Company Financials (as defined in Section 2.4(b)) in accordance with GAAP (as defined in Section 2.4(b)), and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. There are no outstanding or authorized stock purchase, stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to the Company other than as set forth in this Section 2.2(b).

(c)                                  Voting Debt. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company (collectively, “Voting Debt”), is issued or outstanding as of the date hereof.

(d)                                 Other Securities. Except as otherwise set forth in this Section 2.2 or in Section 2.2 of the Company Disclosure Letter, there are no securities, options, warrants, calls, rights, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, or otherwise granting the Company or any of its Subsidiaries the right to have a third party issue, deliver or sell to the Company or any of its Subsidiaries, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, arrangement or undertaking. Section 2.2(d) of the Company Disclosure Letter sets for the number of outstanding Company warrants that have an exercise price per share less than the Per Share Merger Consideration and the weighted average exercise price of such outstanding Company warrant. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except for shares of Company Restricted Stock, there are not any outstanding Contracts of the Company or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities. Neither the Company nor any of its Subsidiaries is a party to, nor are there, any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(e)                                  No Changes. Since September 30, 2006, other than (i) pursuant to the exercise of Company Options issued pursuant to Company Stock Option Plans and (ii) repurchases from Employees (as defined in Section 2.12(a)) following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, there has been no change in (A) the outstanding capital stock of the Company, (B) the number of Company Options outstanding, or (C) the number of other options, warrants or other rights to purchase capital stock of the Company.

2.3                                 Authority; Non-Contravention; Necessary Consents.

(a)                                  Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Company’s stockholders. The adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, which are entitled to one (1) vote per share, voting together as a single class, is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(b)                                 Non-Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby by the Company’s stockholders as contemplated in Section 5.2(a) and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to obtaining the consents set forth in Section 2.3(b) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Company Contract, except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults or violations that would not be material to the Company and its Subsidiaries, taken as a whole, or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with its terms.

(c)                                  Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental entity or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental function (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Company Proxy Statement (as defined in Section 5.1) with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act), (iii) the consents listed on Section 2.3(c) of the Company Disclosure Letter, and (iv) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iv) are referred to herein as the “Necessary Consents.”

2.4                                 SEC Filings; Financial Statements; Records.

(a)                                  SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February 15, 2000. The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports. The Company SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports.

(b)                                 Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (as amended prior to the date of this Agreement) (the “Company Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-QSB, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of the Company contained in the Company SEC Reports as of September 30, 2006, is hereinafter referred to as the “Company Balance Sheet.” Other than liabilities (A) disclosed in the Company Financials or (B) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)                                  Internal Controls and Procedures. The Company and its Subsidiaries have established and maintain disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and such certificates were true and correct. The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal controls over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements of the Company and its Subsidiaries. To the Knowledge of the Company, since the date of the Company’s most recent Form 10-QSB filed with the SEC, neither the Company nor any of its Subsidiaries (including any Employee), nor the Company’s independent auditors or legal counsel has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials, the Company has disclosed to Parent all deficiencies and weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by the Company and its Subsidiaries.

(d)                                 Sarbanes-Oxley Act; OTC Bulletin Board. The Company is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the OTC Bulletin Board.

(e)                                  Books and Records. The Company’s books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

2.5                                 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet the Company has operated only in the ordinary course of business consistent with past practice and there has not been:

(a)                                  any Material Adverse Effect on the Company;

(b)                                 any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any repurchase for value or redemption by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries except for repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements;

(c)                                  any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock;

(d)                                 any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company or any of its Subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any employment, severance, termination or indemnification agreement;

(e)                                  entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.7(a)(i)), other than non-exclusive license, supply and distribution agreements entered into in the ordinary course of business consistent with past practice;

(f)            any amendment or consent with respect to any Company Material Contract (as defined in Section 2.15(a)) in effect since the date of the Company Balance Sheet;

(g)           any change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or

(h)           any revaluation by the Company of any of its assets.

2.6           Taxes.

(a)           Definition. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.6(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b)           Tax Returns and Audits.

(i)            The Company and each of its Subsidiaries have filed all federal, state, local and foreign returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(ii)           The Company and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(iii)          No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(iv)          The Company has made available to Parent or its legal counsel, copies of all Tax Returns for the Company and each of its Subsidiaries filed for all periods beginning January 1, 2002, or later.

(v)           Neither the Company nor any of its Subsidiaries is, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(vi)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(vii)         Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(viii)        Neither the Company nor any of its Subsidiaries has (A) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (B) ever been a party to any tax sharing, indemnification or allocation agreement, (C) any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or agreement, or otherwise, or (D) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(ix)           There are no Tax rulings, requests for rulings, or “closing agreements” (as described in Section 7121 of the Code or any corresponding provision of state, local or foreign Tax law) relating to the Company or any Subsidiary which could affect the Company’s or any Subsidiary’s liability for Taxes for any period after the Closing Date.  Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, any taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting or will be required to make any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax law).

(c)           Executive Compensation Tax.  There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

2.7           Intellectual Property.

(a)           Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i)            “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer data; (C) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (E) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”); (F) all computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (G) all industrial designs and any registrations and applications therefor throughout the world; (H) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (I) all databases and data collections and all rights therein throughout the world; (J) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (K) any similar or equivalent rights to any of the foregoing anywhere in the world.

(ii)           “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(iii)          “Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; and (C) registered copyrights and applications for copyright registration.

(iv)          “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(v)           “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

(vi)          “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

(vii)         “Company Privacy Policy” shall mean any external or internal, past or present policy of the Company or any of its Subsidiaries relating to: (A) the privacy of users of any Company Product or of any externally accessible website of the Company or any of its Subsidiaries; (B) the collection, storage, disclosure, and transfer of any User Data or Personal Data; or (C) any Employee information.

(b)           Registered Intellectual Property; Proceedings. Section 2.7(b) of the Company Disclosure Letter sets forth (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, the filing, publication, issue and/or expiration dates, and the corresponding application and registration numbers and similar identifiers, (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any Company Registered Intellectual Property.

(c)           Company Products. Section 2.7(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all products, software or service offerings of the Company or any of its Subsidiaries (collectively, “Company Products”) that are currently being sold, distributed, provided or otherwise disposed of, or which the Company or any of its Subsidiaries currently supports or is obligated to support or maintain, or any products or services under development which the Company intends to make commercially available within 12 months of the date hereof.

(d)           No Order. No Company Intellectual Property or Company Product is subject to any proceeding or outstanding order, Contract or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may adversely affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(e)           Registration. Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property. The Company has no Knowledge of any facts or circumstances that would render any Company Registered Intellectual Property unenforceable.

(f)            Absence of Liens. The Company owns and has good and exclusive title to each item of Company Intellectual Property (including all Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product) owned by it, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted in the ordinary course of business consistent with past practice and Liens that do not materially restrict Company’s use or exploitation of any Company Intellectual Property). All Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

(g)           Third-Party Development. To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its Subsidiaries, or any technology, software or other Intellectual Property that has been developed or created independently or jointly by a third party is incorporated into or bundled or distributed with any of the Company Products, the Company and its Subsidiaries have a written agreement with such third party with respect thereto and the Company and its Subsidiaries thereby either (i) have obtained ownership of, and are the exclusive owners of, or (ii) have obtained licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all technology, software or Intellectual Property in such work, material or invention by operation of law, contractually or by valid assignment, to the fullest extent it is legally possible to do so. No Person who has licensed any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements made by or for the Company or any such Subsidiary in such Intellectual Property. Without limiting the foregoing, the Company and each of its Subsidiaries has the right to use, pursuant to valid licenses, all data (including Personal Data of third parties), all software development tools, library functions, operating systems, data bases, compilers and all other third-party software to the extent that each of the foregoing (i) is used in the operation of the Company’s and its Subsidiaries’ business, or (ii) is required to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into or distributed with any Company Product.

(h)           Transfers. Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was Company Intellectual Property (including any Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company), to any third party, or knowingly permitted the Company’s rights in such Intellectual Property to lapse or enter the public domain.

(i)            Licenses. Other than “shrink wrap” and similar widely available commercial end-user licenses, Section 2.7(i) of the Company Disclosure Letter sets forth a list of all Contracts to which the Company or any of its Subsidiaries is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end customer license agreements on the Company’s standard form agreement, a copy of which has been provided to Parent, in the ordinary course of business), or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company or any of its Subsidiaries.

(j)            No Conflict. All Contracts affecting the use or ownership of either (i) Company Intellectual Property, or (ii) Intellectual Property of a third party licensed to the Company or any of its Subsidiaries are in full force and effect (such Contracts referred to herein as “IP Contracts”). The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments (including allowing any third party to require the Company or any of its Subsidiaries to prepay any obligations or result in the loss of any prepaid royalties or fees) with respect to, any IP Contracts. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any IP Contracts and, to the Knowledge of the Company, all other parties to IP Contracts are in compliance with, and have not materially breached any term of, such IP Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under all IP Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration, or the loss of any prepaid royalties or fees, other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay or would lose.

(k)           Effect of Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or the Surviving Corporation by operation of law or otherwise of any IP Contracts to which the Company or any of its Subsidiaries are a party, will result in (i) either Parent or the Surviving Corporation granting to any third party any right to or with respect to any Intellectual Property right owned by, or licensed to, either of them, (ii) either Parent or the Surviving Corporation being bound by, or subject to, any non-compete or other restriction on the operation or scope or their respective businesses, or (iii) either Parent or the Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or the Company, respectively, prior to the Closing.

(l)            No Infringement. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business currently is conducted and reasonably contemplated to be conducted, including (i) the Company’s and its Subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products, software or services of the Company and its Subsidiaries (including Company Products), (ii) the Company’s use of any product, device, algorithm or process, and (iii) the use, distribution and exploitation of User Data (if any), has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(m)          All Necessary Intellectual Property. To the Knowledge of the Company, the Company and its Subsidiaries own or otherwise have sufficient rights to all Intellectual Property used in and/or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by the Company and its Subsidiaries, except for such Intellectual Property the lack of ownership of or rights to would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(n)           No Notice of Infringement. Neither the Company nor any of its Subsidiaries has received notice from any third party that the operation of the business of the Company or any of its Subsidiaries or any act or Company Product infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.

(o)           No Third Party Infringement. To the Knowledge of the Company, no Person has infringed or misappropriated, or is infringing or misappropriating, any Company Intellectual Property, including any Company Intellectual Property (other than Company Intellectual Property owned by a third party) embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company.

(p)           Proprietary Information Agreements. The Company and each of its Subsidiaries has taken all reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information, trade secrets and Company Intellectual Property that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, and, without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each Employee and past or current contractor or consultant to execute a proprietary information and confidentiality agreement substantially in the form provided to Parent, and to the Knowledge of the Company, all Employees of the Company and any of its Subsidiaries have executed such an agreement.

(q)           Open Source. For purposes of this Agreement, “Open Source Material” shall mean any software or other Intellectual Property that is distributed or made available as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Intellectual Property. Open Source Materials includes software that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License or BSD License, as well as all other similar “public” licenses.

(i)            Section 2.7(q)(i) of the Company Disclosure Letter accurately identifies and describes (A) each item of Open Source Material that is or has been contained in, distributed with, or used in the development of a Company Product or from which any part of any Company Product has been derived, or which is or has been distributed or made available to any third party by or for the Company or any of its Subsidiaries, (B) the applicable license terms for each such item of Open Source Material, (C) the Company Product(s) (if any) to which each such item of Open Source Material relates, and (D) whether (and if so, how) each such item of Open Source Material has been modified or distributed by or for the Company or any of its Subsidiaries.

(ii)           Except as set forth in Section 2.7(q)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Product or Company Intellectual Property or used Open Source Materials to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source Materials in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source Materials, in the case of each of (A), (B) or (C), in a manner that (x) imposes or could impose a requirement or condition that such Company Product or Company Intellectual Property (or any material portion thereof) (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (y) grants or would require the grant of a license to any Person of any Company Intellectual Property.

(r)            Privacy and Personal Data. Neither the Company nor its Subsidiaries have breached or violated any Company Privacy Policy and, to the Knowledge of Company, there has been no unauthorized or illegal use of or access to any of the User Data or Personal Data collected by Company or its Subsidiaries from its customers or users of its websites. Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, nor Parent’s or the Surviving Corporation’s possession or use of any User Data will result in any violation of any law or Company Privacy Policy.

2.8           Compliance; Permits; Exports; FCPA.

(a)           Compliance. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has not received notice that any investigation or review by any Governmental Entity is pending and, to the Knowledge of the Company, no such investigation or review has been threatened, against the Company or any of its Subsidiaries. There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (i) any business practices of the Company or any of its Subsidiaries, (ii) any acquisition of material property by the Company or any of its Subsidiaries or (iii) the conduct of business by the Company and its Subsidiaries as currently conducted.

(b)           Permits. The Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted or as reasonably contemplated to be conducted, except for any Permits where the failure to hold such Permits does not have, and would not reasonably be expected to have, a Material Adverse Effect on the Company (collectively, “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

(c)           Export Control Laws. Each of the Company and its Subsidiaries is conducting and has conducted its export transactions in accordance in all material respects with all applicable export and re-export control laws.

(i)            Each of the Company and its Subsidiaries has obtained, and is in material compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (A) the export and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(ii)           There are no pending or, to the Knowledge of the Company, threatened claims or legal actions against the Company or any Subsidiary alleging a violation of such Export Approvals or the export control laws of any Governmental Entity; and

(iii)          No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required by the consummation of the Merger.

(d)           Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, agent, Employee or other Person associated with or acting on their behalf, has, directly or indirectly, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and to the Knowledge of the Company, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. The Company has established reasonable internal controls and procedures designed to ensure compliance with the FCPA.

2.9           Litigation. There are no claims, suits, actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator.

2.10         Brokers’ and Finders’ Fees; Fees and Expenses. Except for fees payable to ThinkEquity Partners LLC (“ThinkEquity”) pursuant to an engagement letter dated September 15, 2006, as amended, a copy of which has been provided to Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of the Company. Section 2.10 of the Company Disclosure Letter sets forth a listing of any Contract with any accountant, broker, financial advisor, consultant, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby and the actual and estimated fees, costs and expenses payable by the Company to each such Person through the Closing.

2.11         Transactions with Affiliates. There are no contracts, commitments, agreements, arrangements or other transactions between the Company or its Subsidiaries, on the one hand, and any (i) present officer or director of the Company or any of their immediate family members (including their spouses) or (ii) affiliate of any such officer, director, family member or beneficial owner, on the other hand.

2.12         Employee Benefit Plans.

(a)           Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, contracts, arrangements or payroll practices, including Company Material Contracts pursuant to Section 2.15(a), bonus plans, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical, dental, vision, life insurance, educational assistance and scholarship plans and programs or other material employee benefit plans or program, whether written or unwritten, funded or unfunded, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.15(e)) for the benefit of current or former employees, consultants or directors (each, an “Employee”), or with respect to which the Company or any Controlled Group Affiliate has or may have any liability or obligation (collectively, the “Company Benefit Plans”). Neither the Company nor any Controlled Group Affiliate has a Contract, plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to modify any existing Company Benefit Plan, except as required by applicable Legal Requirements.

(b)           Documents. With respect to each Company Benefit Plan covering Employees who perform services in the United States, the Company has delivered or made available to Parent for review, (i) the most recent documents constituting the Company Benefit Plans (including all amendments thereto and related trust documents), and with respect to any Company Benefit Plan that has been merged into another Company Benefit Plan, the plan documents in effect prior to the merger of such plan, (ii) the most recent annual actuarial valuations and/or audited statement of  assets and liabilities for each applicable Company Benefit Plan, (iii) the most recent Form 5500 and all schedules thereto, (iv) the most recent Approval (as defined in Section 2.12(c)(ii)) for each Company Benefit Plan, as applicable, (v) all correspondence to or from any Governmental Entity relating to any Company Benefit Plan, (vi) all discrimination tests for each Company Benefit Plan, if applicable, for the most recent plan year, (vii) all communications to Employees regarding in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Company Benefit Plan or proposed Company Benefit Plan, and (viii) the most recent summary plan description together with the summary(ies) of modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan.

(c)           Benefit Plan Compliance.

(i)            With respect to each Company Benefit Plan, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any material liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or any other applicable Legal Requirement, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(ii)           Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Benefit Plan, including any amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such approval or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment that has not previously received such Approval, except for the lack of such Approvals which would not reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. Except as required by Legal Requirements, no condition exists that would prevent the Company or Parent from terminating or amending any Company Benefit Plan at any time for any reason without material liability to the Company and its Controlled Group Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits or administrative expenses related to the amendment or termination that are not material in amount).

(iii)          No oral or written representation or commitment with respect to any aspect of any Company Benefit Plan has been made to an Employee of the Company or any of its Subsidiaries by an authorized Employee of the Company that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans that would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. Neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv)          There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced, or to the Knowledge of the Company, is threatened or reasonably anticipated, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(d)           Plan Funding. With respect to the Company Benefit Plans, there are no material benefit or funding obligations for which contributions have not been made or properly accrued or will not be offset by insurance and there are no material benefit or funding obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company. The assets of each Company Benefit Plan which is funded are reported at their fair market value on the books and records of such Company Benefit Plan.

(e)           No Pension or Welfare Plans. Neither the Company nor any other Person under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” as defined in ERISA or the Code, or (iv) “funded welfare plan” within the meaning of Section 419 of the Code. No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract.

(f)            Continuation Coverage. No Company Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any Person for any reason (other than coverage mandated by applicable Legal Requirements and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as would not otherwise reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(g)           Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no Contract to which the Company or any Controlled Group Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(h)           Labor. None of the Company or any of its Subsidiaries is presently, or has been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any Employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated which may materially interfere with the respective business activities of the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law that remains unsatisfied.

(i)            Employment Matters. The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by each of the U.S. Employees (other than consultants and contractors) are terminable at will by the Company and the Company is not a party to any Contract with any U.S. Employees (other than consultants and contractors) that provides for severance or other post-termination pay. Neither the Company nor any of its Subsidiaries is party to any Contract with any non-U.S. Employee that provides benefits to such non-U.S. Employee or restrictions on the Company in excess of those required by applicable Legal Requirements.

2.13         Title to Properties.

(a)           Leases. Section 2.13(a) of the Company Disclosure Letter sets forth a list of all real property leases and subleases to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each, a “Company Lease”). No party has a right to occupy any of the premises subject to a Company Lease (“Company Leased Property”) except for the Company or its Subsidiaries. The Company has made available to Parent a true and complete copy of each Company Lease.

(b)           Properties. Section 2.13(b) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries (the “Company Owned Property” and collectively with the Company Leased Property, the “Company Real Property”). With respect to the Company Owned Property, the Company has made available to Parent copies of the deeds and other instruments (as recorded) by which the Company or any of its Subsidiaries acquired such parcel of property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company or any of its Subsidiaries relating thereto. Except as would not materially and adversely affect the ability of the Company or Subsidiary to operate its business as now being conducted, there are no structural, electrical, mechanical, plumbing, roof, paving or other defects in any improvements located on any of the Company Owned Property. There are no pending, or, to the Knowledge of the Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to adversely affect the Company Real Property.

(c)           Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to the Company and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes or (ii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.14         Environmental Matters. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a)           no underground storage tanks and no amount of any substance that has been designated as radioactive, toxic, hazardous or a pollutant or contaminant or words of similar meaning and effect by applicable Legal Requirements, including PCBs, asbestos, petroleum, urea-formaldehyde and mold, (a “Hazardous Material”) are present as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased;

(b)           neither the Company nor any of its Subsidiaries has disposed of, transported, stored, sold, used, released, generated, exposed its Employees or others to, or distributed, manufactured, sold, transported or disposed of any product containing a Hazardous Material (collectively “Hazardous Material Activities”) in violation of any Legal Requirement to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity (collectively, “Hazardous Materials Laws”);

(c)           no action or proceeding is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries arising out of Hazardous Materials Laws; and

(d)           neither the Company nor any of its Subsidiaries has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Hazardous Materials Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

2.15         Contracts.

(a)           Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean:

(i)            any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)           any employment or consulting Contract (in each case, under which the Company or any of its Subsidiaries may have continuing obligations as of the date hereof) with (A) any current or former executive officer or other employee of the Company earning an annual salary in excess of $100,000 or (B) any member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(iii)          any Contract or plan, including any stock option plan or stock option agreement, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv)          any agreement of indemnification or any guaranty that is or could be material to the Company and its Subsidiaries, taken as a whole (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) other than any agreement of indemnification entered into in connection with the sale or license of hardware or software products in the ordinary course of business;

(v)           any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business or in any territory, to make use of any material Intellectual Property or to compete with any Person in any material line of business, (B) granting any exclusive rights, or (C) otherwise prohibiting or limiting the right of the Company and its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies;

(vi)          any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets not in the ordinary course of business;

(vii)         any Contract governing the terms of any ownership or investments of the Company or any of its Subsidiaries in any other Person or business enterprise other than Company’s Subsidiaries, or any Contract pursuant to which the Company or its Subsidiaries has any obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than the Company’s Subsidiaries;

(viii)        any Contract governing the terms of any ownership or investments in the Company or any of its Subsidiaries by any other Person or business enterprise other than Company’s Subsidiaries;

(ix)           any Contract pursuant to which the Company or its Subsidiaries has provided registration rights with respect to any capital stock of the Company;

(x)            any Contract pursuant to which any stockholders of the Company have agreed to vote their shares of capital stock of the Company in any manner;

(xi)           any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 30 days or less, or any agreement pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property that will not be wholly owned by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of 30 days or less;

(xii)          any Contract to provide source code to any third party for any product or technology of the Company and its Subsidiaries;

(xiii)         any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, which represents a value or liability in excess of $10,000 on an annual basis, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than 60 days notice without liability or financial obligation to the Company or its Subsidiaries;

(xiv)        any Contract to manufacture or reproduce any of the Company’s products, services or technology or any Contract to sell or distribute any of the Company’s products,

services or technology, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 30 days or less;

(xv)         any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $25,000, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business;

(xvi)        any settlement agreement with continuing obligations thereunder entered into within three years prior to the date of this Agreement;

(xvii)       any Company Lease; or

(xviii)      any other Contract that has a value of $25,000 or more in any individual case and which may not be terminated without penalty upon notice of 30 days or less, or is otherwise material and relates to one of the Company’s customers listed on Section 2.15(a)(xv) of the Company Disclosure Letter, which sets forth a list of the Company’s top 20 customers by aggregate amount billed to each such customers for the fiscal year ended December 31, 2006 (“Top Customers”).

(b)           Schedule. Section 2.15(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by and which are described in Sections 2.15(a)(i) through 2.15(a)(xv).

(c)           No Breach. All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract.

(d)           Customers. No Top Customer has cancelled or otherwise modified its relationship with the Company or its Subsidiaries in a manner materially adverse to the Company and its Subsidiaries, taken as a whole, and (i) no such Person has communicated (orally or in writing) to the officers, directors or senior managers of the Company any intention to do so, and (ii) to the Knowledge of the Company, the consummation of the transactions contemplated hereby will not materially adversely affect any of such relationships.

2.16         Insurance. The insurance policies covering the Company, its Subsidiaries or any of their respective Employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance are set forth on Section 2.16 of the Company Disclosure Letter. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that, individually or in the aggregate, would not reasonably be expected to cause such insurance contracts to be terminated or any reduction in the stated coverage amounts. There is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

2.17         Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement, and any other documents required to be filed with the SEC or any other Governmental Entity in connection with the Merger and the solicitation of Company stockholder adoption of this Agreement and approval of the Merger and the transactions contemplated hereby (the “Company Proxy Statement”), will, at the time the Company Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meetings (as defined in Section 5.2(a)) or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent supplied by Parent in writing for inclusion or incorporation by reference in the Company Proxy Statement.

2.18         Board Approval. The Board of Directors of the Company has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Company Board Approval”), (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting.

2.19         Fairness Opinion. The Company’s Board of Directors has received a written opinion from Healthcare Growth Partners, Inc., dated as of February 16, 2007, to the effect that, as of such date and subject to the matters set forth in the opinion, the aggregate Per Share Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders of Company Common Stock, other than Parent. A written copy of such opinion will be provided to Parent prior to the execution of this Agreement, solely for informational purposes, promptly following the execution and delivery of this Agreement by the Company.

2.20         Takeover Statutes. The Board of Directors of the Company has taken all necessary actions so that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar Legal Requirement, are not applicable to this Agreement, the Merger and the other transactions contemplated hereby.

2.21         Complete Copies of Materials.  The Company has delivered true and complete copies of each document that has been requested by Parent or its counsel or that is referenced in the Disclosure Letter or any schedule to this Agreement.

2.22         Disclaimer of Other Representations and Warranties.  Except as set forth in this Agreement, the Disclosure Letter, or any exhibit or schedule to, or certificate delivered in connection with, this Agreement, none of the Company, any Subsidiary or any of their respective agents, officers, directors, shareholders or affiliates makes any other representation or warranty, express or implied, at law, or in equity, in respect of the Company, any Subsidiary or any of their respective assets, liabilities or operations in connection with the transactions contemplated by this Agreement, and any such other representations or warranties are hereby expressly disclaimed.

2.23         Accuracy of Information. The statements with respect to the Company and its Subsidiaries contained in this Agreement, the Schedules (including the Company Disclosure Schedule), the Exhibits and any agreement, certificate or document executed and delivered by or on behalf of the Company or its Subsidiaries pursuant to this Agreement at the Closing, are as of the date hereof or thereof, and will be as of the Closing Date, true and correct in all material respects, and such statements and documents do not, or will not, knowingly omit any material fact necessary to make the statements made by the Company and its Subsidiaries contained therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Companyas follows:

3.1           Organization; Standing; Power. Parent and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

3.2           Authority; Non-Contravention; Necessary Consents.

(a)           Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur immediately following the execution hereof, and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

(b)           Non-Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate any provision of the Parent Charter Documents, the certificate of incorporation or bylaws of Merger Sub or any other Subsidiary Charter Documents of any Subsidiary of Parent, (ii) conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or any of Parent’s other Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Subsidiaries or any of their respective properties is bound or affected, except, in the case of clause (ii) above, for any such consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would not result in a Material Adverse Effect on Parent.

(c)           Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the

Merger and other transactions contemplated hereby, except for (i) the Necessary Consents and (ii) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.3           Litigation. There are no claims, suits, actions or proceedings pending or, to the Knowledge of Parent, overtly threatened against Parent or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated hereby.

3.4           Disclosure. None of the information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion in the Company Proxy Statement, will, at the time the Company Proxy Statement is mailed to the stockholders of the Company, the time of the Company Stockholders’ Meetings or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company supplied by the Company for inclusion or incorporation by reference in the Company Proxy Statement.

3.5           Board Approval. The Board of Directors of Parent has, by resolutions duly adopted by majority vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, (a) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and declared the Merger to be advisable and (b) approved this Agreement and the transactions contemplated hereby, including the Merger.

3.6           No Financing Contingencies; Available Funds.

(a)           Parent has entered into a financing commitment letter with Wellington Financial Fund III and Export Development Canada (the “Lenders”), dated February 15, 2007 (the “Debt Financing Commitment Letter”), a copy of which has been provided to the Company. Pursuant to Debt Financing Commitment Letter, and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein to Parent (the “Debt Financing”) for the purpose of funding the Merger and the transactions contemplated by this Agreement.

(b)           As of the date hereof, the Debt Financing Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect. The Debt Financing Commitment Letter is a legal, valid and binding obligation of the parties thereto. Except as set forth in the Debt Financing Commitment Letter, there are (i) no conditions precedent to the obligations of the Lendersto provide the Debt Financing or (ii) contractual contingencies under any agreements, side letters or arrangements relating to the Debt Financing Commitment Letter to which Parent or any of its affiliates is a party that would permit the Lendersto reduce the total amount of the Debt Financing, or that would materially affect the availability of the Debt Financing.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Financing Commitment Letter, and Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Financing Commitment Letter. Parent has fully paid any and all commitment fees or other fees required by the Debt Financing Commitment Letter to be paid on or before the date of this Agreement. The aggregate proceeds from the Debt Financing constitute all of the financing required by Parent and Merger Sub for the consummation of the Merger and the transactions contemplated hereby, including the payment of the aggregate Per Share Merger Consideration and the payment of all associated costs and expenses in connection with this Agreement.

ARTICLE IV
CONDUCT OF THE COMPANY PRIOR TO THE EFFECTIVE TIME

4.1           Conduct of Business by the Company.

(a)           Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay the debts and Taxes of the Company and each of its Subsidiaries in the ordinary course of business consistent with past practice, (iii) to pay or perform other obligations of the Company or any of its Subsidiaries when due, and (iv) use all reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b)           Required Consent. In addition, without limiting the generality of Section 4.1(a), except as expressly permitted by the terms of this Agreement or as expressly provided in Section 4.1(b) of the Company Disclosure Letter (referencing the applicable subparagraph below), without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i)            enter into any new line of business or make a materially adverse change to any existing line of business;

(ii)           declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(iii)          purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof;

(iv)          issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of Company Common Stock upon the exercise of Company Options (upon receipt by the Company of the exercise price of such Company Options in cash), warrants or other rights of the Company existing on the date hereof in accordance with their present terms;

(v)           cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi)          acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets (except supplies in the ordinary course of business consistent with past practice);

(vii)         enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture, strategic partnership or alliance, except for non-exclusive marketing, distributor, reseller, end-user and related channel agreements entered into in the ordinary course of business consistent with past practice that may be terminated without penalty upon notice of 30 days or less;

(viii)        sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice;

(ix)           make any loans, advances or capital contributions to, or investments in, any Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

(x)            except as required by GAAP or the SEC, make any material change in its methods or principles of accounting;

(xi)           except as required by Legal Requirements, make or change any Tax election or adopt or change any accounting method in respect of Taxes, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;

(xii)          except as required by GAAP or the SEC, revalue any of its assets;

(xiii)         (A) pay, discharge, settle or satisfy any claims or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims or litigation (x) in the ordinary course of business consistent with past practice or in amounts not in excess of $10,000 individually or $50,000 in the aggregate or (y) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (B) waive the benefits of, agree to modify in any manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary;

(xiv)        except as required by Legal Requirements or written Contracts currently binding on the Company or its Subsidiaries, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to any Employee or director of the Company or any Subsidiary of the Company, (B) make any increase in or commitment to increase the benefits or expand the eligibility under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any Company Employee or enter into any collective bargaining agreement, (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (F) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby;

(xv)         grant any exclusive rights with respect to any Intellectual Property;

(xvi)        enter into or renew any Contracts containing, or otherwise subjecting the Company, the Surviving Corporation or Parent to, any non-competition, exclusivity or other restrictions on the operation of the business of the Company or the Surviving Corporation or Parent;

(xvii)       enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any Intellectual Property owned at the Effective Time by Parent or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(xviii)      enter into or renew any Contracts containing any material support, maintenance or service obligation, other than those obligations in the ordinary course of business consistent with past practice that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(xix)         hire employees other than non-officer employees in the ordinary course of business consistent with past practice and at compensation levels substantially comparable to that of similarly situated employees;

(xx)          incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(xxi)         make any capital expenditures beyond $10,000, or outside of the ordinary course of business consistent with past practice;

(xxii)        enter into, modify or amend in a manner adverse to the Company, or terminate any Company Material Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse to the Company;

(xxiii)       enter into any Contract reasonably likely to require the Company or any of its Subsidiaries to pay a third party in excess of an aggregate of $10,000, or which is outside of the ordinary course of business consistent with past practice;

(xxiv)       intentionally take any action that is intended or is reasonably likely to (A) result in any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect (excluding any materiality provisions relating thereto) at any time at or prior to the Effective Time, (B) result in any of the conditions to the Merger set forth in Article VI not being satisfied, or (C) result in a material violation of any provision of this Agreement (excluding any materiality provision relating thereto) except, in each case, as may be required by any Legal Requirements; or

(xxv)        agree in writing or otherwise to take any of the actions described in (i) through (xxiv) above.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Company Proxy Statement. As promptly as practicable after the execution of this Agreement, (a) the Company shall prepare and file with the SEC the Company Proxy Statement relating to the Company Stockholders’ Meeting to be held to consider the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Company Proxy Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Company Proxy Statement. The Company will notify Parent promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Company Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Company Proxy Statement, the Company will promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of the Company, such amendment or supplement. The Company shall cooperate and provide Parent (and its counsel) with a reasonable opportunity to review and comment on the Company Proxy Statement and any amendment or supplement thereto prior to filing such with the SEC, and will provide Parent with a copy of all such filings made with the SEC. The Company shall not make any amendment to the Company Proxy Statement without the approval of Parent, which approval shall not be unreasonably withheld or delayed. The Company will cause the Company Proxy Statement to be mailed to its stockholders at the earliest practicable time permitted by the rules and regulations of the Exchange Act.

5.2           Meeting of Stockholders; Board Recommendation.

(a)           Meeting of Stockholders. Promptly after the date hereof, the Company will take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to call, hold and convene a meeting of its stockholders to consider the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby (the “Company Stockholders’ Meeting”) to be held as promptly as practicable. Subject to Section 5.3(d), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary (i) to ensure that any necessary supplement or amendment to the Company Proxy Statement is provided to its stockholders in advance of the vote on the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby, or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Company Proxy Statement) there are insufficient shares of capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Company Stockholders’ Meeting are solicited in compliance with Delaware Law, its Charter Documents and all other applicable Legal Requirements.

(b)           Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of the Company shall unanimously recommend that its stockholders vote in favor of adoption of this Agreement and approval of the Merger and the transactions contemplated hereby at the Company Stockholders’ Meetings, (ii) the Company Proxy Statement shall include a statement to the effect that the Board of Directors of Company has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby at the Company Stockholders’ Meeting, and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of the Board of Directors of the Company as set forth in the preceding clauses.

5.3           Acquisition Proposals.

(a)           No Solicitation. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company agrees that neither it nor any of its Subsidiaries nor any of its officers and directors or those of its Subsidiaries shall, and that it shall use reasonable best efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, “Representatives”) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.3(g)(i)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of the provisions of this Section 5.3, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)), or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b)           Notification of Unsolicited Acquisition Proposals.

(i)            As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which the Company reasonably believes would lead to an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The Company shall provide Parent as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry. A copy of each such notice pursuant to this Section 5.3(b)(i) shall be sent concurrently to the stockholders of the Company that are parties to the Voting Agreements that are not officers or directors of the Company.

(ii)           The Company shall provide Parent with 48 hours prior written notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors will consider any Acquisition Proposal.

(c)           Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that the Company or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following consultation with its outside legal counsel and its financial advisor that is reflected in the minutes of the Company), contains financial terms that are superior to the terms of this Agreement and otherwise is, or is reasonably likely to lead to, a Superior Offer (as defined in Section 5.3(g)(ii)), the Company may then take the following actions (but only if and to the extent that its Board of Directors concludes in good faith, following consultation with its reputable outside legal counsel experienced in such matters (including DLA Piper US LLP) and its reputable outside financial advisor experienced in such matters (including ThinkEquity) that is reflected in the minutes of the Company, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable Legal Requirements):

(i)            furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) concurrently with furnishing any such nonpublic information to such party, the Company gives Parent written notice that it is furnishing such nonpublic information, (B) the Company receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4(a)), and (C) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii)           engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, the Company gives Parent written notice of its intention to enter into negotiations with such third party.

(d)           Change of Recommendation.

(i)            In response to the receipt of a Superior Offer that has not been withdrawn, the Board of Directors of the Company may withhold, withdraw, amend or modify its recommendation in favor of adoption of this Agreement and approval of the Merger and the transactions contemplated hereby, and, in the case of a Superior Offer that is a tender or exchange offer made directly to the stockholders of the Company, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), only if all of the following conditions in clauses (1) through (6) are met:

(1)           a Superior Offer with respect to it has been made and has not been withdrawn;

(2)           the Company stockholders have not adopted this Agreement and approved the Merger and the transactions contemplated hereby;

(3)           the Company shall have provided Parent with written notice of its intention to effect a Change of Recommendation (a “Change of Recommendation Notice”) at least two business days prior to effecting a Change of Recommendation, which shall state expressly (A) that the Company has received a Superior Offer, (B) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (C) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so;

(4)           after delivering the Change of Recommendation Notice, the Company shall have provided Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such two business day period, and shall have negotiated in good faith with respect thereto during such two business day period, regarding any changes proposed by Parent for the purpose of enabling the Company’s Board of Directors to proceed with its recommendation in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby, without effecting a Change of Recommendation;

(5)           the Company’s Board of Directors has concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable Legal Requirements in accordance with Section 5.3(c); and

(6)           the Company shall not have breached in any material respect any of the provisions set forth in Section 5.2 or this Section 5.3.

(ii)           Other than in connection with an Acquisition Proposal or a Superior Offer (which shall be subject to Section 5.3(d)(i) and not subject to this Section 5.3(d)(ii)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company from making a Change of Recommendation to the extent that such Board of Directors determines in good faith, following the receipt of advice of its reputable outside legal counsel experienced in such matters (including DLA Piper US LLP), that the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary obligations to its stockholders under applicable Legal Requirements; provided, however, that the Company shall send to Parent written notice of its intention to effect a Change of Recommendation at least two business days prior to effecting a Change of Recommendation.

(iii)          the Board of Directors of the Company shall not make any Change of Recommendation other than in compliance with and as permitted by this Section 5.3(d).

(e)           Continuing Obligation to Call, Hold and Convene Company Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation, unless this Agreement has been terminated in accordance with its terms. The Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so, unless this Agreement has been terminated in accordance with its terms.

(f)            Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement, including with respect to any Change of Recommendation as set forth in Section 5.3(d).

(g)           Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Acquisition Proposal” shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of the Company (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal); and

(ii)           “Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of the Company has in good faith concluded (following the receipt of advice of its reputable outside legal counsel experienced in such matters (including DLA Piper US LLP) and its reputable outside financial advisor experienced in such matters (including ThinkEquity)), taking into account all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and the likelihood of the consummation of the proposed transaction on the terms set forth therein, and any other factors permitted to be consider under applicable law.

5.4           Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a)           Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Mutual Confidentiality Agreement dated December 7, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective Representatives to hold, any Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b)           Access to Information. During the period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement pursuant to its terms, the Company shall afford Parent and Parent’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business (including the businesses of its Subsidiaries), including the status of product development efforts, properties, results of operations and personnel, as Parent may reasonably request. Parent shall hold all information received pursuant to this Section 5.4(b) confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, this Section 5.4(b) shall not require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that would result in (i) the waiver of any applicable attorney-client privilege; provided that such Person shall have used its reasonable best efforts to allow such inspection or disclose such information in a manner that would not result in a waiver of attorney-client privilege, or (ii) the violation of any Legal Requirements.

(c)           No Modification of Representations and Warranties, Covenants or Conditions. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the Company or the conditions to the obligations of Parent hereto under this Agreement.

5.5           Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use its respective reasonable best efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger and any Acquisition Proposal, and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement of any applicable national or regional securities exchange or market. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement. Notwithstanding the foregoing, each of Parent and the Company may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Company and Parent (or individually, if approved by the other party).

5.6           Regulatory Filings; Reasonable Best Efforts.

(a)           Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use its reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including: (i) any filing necessary to obtain any Necessary Consent, (ii) filings of any pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iii) any filings required under the Exchange Act and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b)           Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) coordinate with the other in preparing and exchanging such information, and (iii) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby.

(c)           Reasonable Best Efforts. Subject to the express provisions of Section 5.2 and Section 5.3 and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

5.7           Notification of Certain Matters.

(a)           By the Company. The Company shall give prompt notice to Parent and Merger Sub of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which the Company has Knowledge, in each case, such that the conditions set forth in Sections 6.3(a)or 6.3(b) would not be satisfied.

(b)           By Parent. Parent and Merger Sub shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which Parent has Knowledge, in each case, such that the conditions set forth in Sections 6.2(a)or 6.2(b)would not be satisfied.

(c)           Third-Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its reasonable best efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby; provided, however, that in the event the Company is required to expend any money or other consideration to obtain any such consents, the parties hereto shall consult with each other prior to making any such expenditure.

5.8           Equity Awards and Employee Benefits.

(a)           Non-Assumption of Stock Options. Within two business days following the date hereof, the Company shall deliver notice to the holders of Company Options, which such notice shall be in compliance with the terms of the Plan and such Company Options, that the Plan and Company Options will not be assumed by Parent and will be cancelled or terminated immediately prior to the Effective Time.  Any materials to be submitted to the holders of Company Options in connection with the notice required under this Section 5.8(a) shall be subject to review and approval by Parent.

(b)           Severance. From and after the Closing Date, Parent shall cause the Surviving Corporation to honor, in accordance with their terms as in effect immediately prior to the Closing Date,

the executive severance agreements or other employment, severance and retention agreements as set forth in the Company Disclosure Letter with Employees of the Company and its affiliates.

(c)           Termination of 401(k) Plans. Unless otherwise requested by Parent in writing prior to the Effective Time, the Company shall cause to be adopted prior to the Closing Date resolutions of the Company’s Board of Directors to cease all contributions to any and all 401(k) plans maintained or sponsored by the Company or any of its Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, on the day preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. The Company shall deliver to Parent an executed copy of such resolutions as soon as practicable following their adoption by the Company’s Board of Directors and shall fully comply with such resolutions.

(d)           Communications. Neither the Company nor any officer or member of the Board of Directors of the Company shall communicate in writing to Employees regarding any matters discussed in this Section 5.8, without the consent of Parent, such consent not to be unreasonably withheld. Neither the Company nor any officer or member of the Board of Directors of the Company will make any oral communications to Employees that are inconsistent with the provisions of this Section 5.8.

(e)           No Third Party Beneficiaries. Without limiting the generality of Section 8.5, or any specific applicability thereof, with respect to the legal enforceability of the foregoing, this Section 5.8 is intended to be for the sole benefit of the parties to this Agreement and this Section 5.8 is not intended to confer upon any other Person any rights or remedies hereunder.

5.9           Termination of Warrants. Within two business days following the date hereof, the Company shall deliver notice to the holders of Company Warrants or obtain any required consent in compliance with the terms of such Company Warrants, providing that the Company Warrants will be cancelled or terminated prior to the Closing. Any materials to be submitted to the holders of Company Warrants in connection with this Section 5.9 shall be subject to review and approval by Parent.The Company shall have terminated all Company Warrants, if any, as of immediately prior to the Effective Time.

5.10         Termination of Agreements.  The Company shall use its all reasonable efforts to cause those agreements listed on Schedule 5.10 to be terminated.

5.11         Amendment of Agreements.  The Company shall use its all reasonable efforts to cause those agreements listed on Schedule 5.11 to be amended in the manner specified on Schedule 5.11.

5.12         Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13         Resignation of Officers and Directors. The Company shall obtain the resignations of all officers and directors of the Company and any of its Subsidiaries effective as of the Effective Time.

5.14         Delisting. Each of the Parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to cease quotation of the Company Common Stock from the OTC Bulletin Board and terminate registration under the Exchange Act, provided that such ceasing and termination shall not be effective until after the Effective Time.

5.15         Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger and the transactions contemplated hereby.

5.16         Officer and Director Indemnification.  All rights to indemnification under the Company’s certificate of incorporation, bylaws or indemnification contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of the Company at or prior to the date of this Agreement (the “Indemnified Persons”) shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of six years from the Effective Time, subject to applicable law.

5.17         New Employment Arrangements.  At the sole discretion of Parent, each person who is an employee of the Company or its Subsidiaries immediately prior to the Closing Date shall be offered “at-will” employment by Parent and/or the Surviving Corporation, to be effective as of 12:01 a.m. (California time) on the first business day following the Effective Time, upon proof of citizenship or appropriate employment authorization from the U.S. Immigration and Naturalization Service or the U.S. Department of State evidencing a right to work in the United States.  Such “at-will” employment arrangements will (i) be set forth in offer letters based on Parent’s standard forms (each, an “Offer Letter”), (ii) be subject to and in compliance with Parent’s applicable human resources policies and procedures, (iii) have terms and conditions, including the position and salary of such employee, which will be determined by Parent, and (iv) supersede the employment, severance and benefits related provisions of any prior employment agreements and other employment arrangements with such employee in effect prior to the Closing Date but shall not supercede any provisions related to proprietary rights, confidentiality, non-competition or non-solicitation.  The Company shall cooperate with Parent and use all reasonable efforts to obtain signed copies of any such Offer Letters from all of the employees of the Company and its Subsidiaries.

5.18         Debt Financing.

(a)           Parent shall use its best efforts to (i) arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment Letter, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Financing Commitment Letter, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, and (iii) consummate the Debt Financing no later than 48 hours following the Closing. In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Financing Commitment Letter, (A) Parent shall promptly notify the Company and (B) Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources, on terms that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than five business days prior to the Closing Date, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 5.18 being referred to as the “Financing Agreements”). Parent and Merger Sub shall, shall cause their affiliates to, and shall use their reasonable best efforts to cause their Representatives to, comply with the terms, and satisfy on a timely basis the conditions applicable to such parties in the Debt Financing Commitment Letter, any alternative financing commitments, the Financing Agreements and any related fee and engagement letters. Parent shall (1) furnish complete, correct and executed copies of the Financing Agreements promptly upon their execution, (2) give the Company prompt notice of any material breach by any party of the Debt Financing Commitment Letter, any alternative financing commitment or the Financing Agreements of which Parent or Merger Sub becomes aware or any termination thereof, and (3) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any replacement thereof).

(b)           The Company shall, at Parent’s sole expense, cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested in advance, written notice to the Company provided by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or otherwise materially impair the ability of any officer or executive of the Company to carry out their duties to the Company). Such cooperation by the Company shall include, at the reasonable request of Parent, (i) agreeing to enter into such agreements, and to deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements; provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time, (ii) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act of the type and form customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, all as may be reasonably requested by Parent, (iii) making the Company’s Representatives reasonably available to assist in the preparation of materials and documents required in connection with the Financing, and (iv) otherwise reasonably cooperating in connection with the consummation of the Debt Financing.  Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing (or any replacements thereof) prior to the Effective Time. Parent shall, promptly upon request by the Company following the valid termination of this Agreement reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation under this Section 5.18(b).  Parent shall indemnify and hold harmless the Company and its Subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries).

ARTICLE VI

CONDITIONS TO THE MERGER

6.1           Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) at or prior to the Closing Date of the following conditions:

(a)           Company Stockholder Approval. This Agreement shall have been adopted and the Merger and transactions contemplated hereby approved by the requisite vote under applicable Legal Requirements by the stockholders of the Company.

(b)           Governmental Approval. Any necessary approvals from any Governmental Entity shall have been timely obtained all in a form and substance reasonably satisfactory to Parent.

(c)           No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d)           Company Proxy Statement. No proceeding in respect of the Company Proxy Statement shall have been initiated or threatened in writing by the SEC.

6.2           Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)           Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on Parent; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b)           Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

6.3           Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a)           Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on the Company (except that the representations and warranties contained in Section 2.2 shall be true and correct in all respects); provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Company Disclosure Letter shall be made after the execution of this Agreement).

Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b)           Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c)           Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date hereof and be continuing.

(d)           Litigation. There shall be no action, suit, claim or proceeding of any nature pending, or overtly threatened, against the Company or its properties (other than as set forth on Section 2.9 of the Disclosure Letter), or Parent, its properties or any of its officers or directors, arising out of, or relating to, the Merger or the other transactions contemplated by the terms of this Agreement.

(e)           Working Capital. The Company shall have $500,000 of available cash on hand, less the fees, costs and expenses set forth on Section 2.10 of the Company Disclosure Letter.

(f)            Exercise or Termination of Company Options. All Company Options shall have been terminated or cancelled either pursuant to their own terms or pursuant to an agreement with the holder(s) thereof, and the Company shall have delivered to Parent written evidence of such exercise, termination or cancellation.

(g)           Exercise or Termination of Company Warrants. All Company Warrants shall have been terminated or cancelled either pursuant to their own terms or pursuant to an agreement with the holder(s) thereof, and the Company shall have delivered to Parent written evidence of such exercise, termination or cancellation.

(h)           Termination of Agreements. The Company shall have terminated each of those Contracts listed on Schedule 5.10 and each such agreement shall be of no further force or effect in any respect.

(i)            Amendment of Agreements. The Company shall have amended each of those Contracts listed on Schedule 5.11 in the manner specified on Schedule 5.11 and each such agreement shall be in full force and effect, as amended.

(j)            Third Party Consents. The Company shall have delivered to Parent all necessary consents, waivers and approvals of parties to the Contracts listed on Schedule 6.3(j) as are required thereunder in connection with the Merger, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time.

(k)           Non-Competition and Non-Solicitation Agreements. Each of the Non-Competition and Non-Solicitation Agreements in the forms attached hereto as Exhibits B shall have been duly executed and delivered by all parties thereto and shall be in full force and effect as of the Effective Time.

(l)            Employment Agreements. Each of the Employment Agreements shall have been duly executed and delivered by all parties thereto and shall be in full force and effect as of the Effective Time.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:

(a)           by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b)           by either the Company or Parent if the Merger shall not have been consummated by May 17, 2007, which date shall be automatically extended to June 16, 2007, if the Merger shall not have been consummated as of the result of a failure to satisfy the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) (as appropriate, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)           by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)           by either the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e)           by Parent if a Triggering Event (as defined below in this Section 7.1) with respect to the Company shall have occurred;

(f)            by the Company if a Change of Recommendation is effected by the Company in accordance with  Section 5.3(d);

(g)           by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(g) prior to 30 days following the receipt of written notice from the Company to Parent of such inaccuracy or breach; provided that Parent continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement or if such inaccuracy or breach by Parent is cured within such 30 day period); and

(h)           by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from Parent to the Company of such inaccuracy or breach; provided that the Company continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement or if such inaccuracy or breach by the Company is cured within such 30 day period).

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Company’s Board of Directors or any committee thereof shall for any reason have made a Change of Recommendation or otherwise withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby; (ii) the Company shall have failed to include in the Company Proxy Statement the recommendation of its Board of Directors in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby; (iii) the Company’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby, within 10 days after Parent requests in writing that such recommendation be reaffirmed; (iv) the Company shall have failed to hold and convene the Company Stockholders’ Meeting in accordance with Section 5.2(a); (v) the Company shall have breached any of the provisions of Section 5.3; (vi) the Company’s Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal; (vii) the Company or any of its Subsidiaries shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (viii) a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with the other party hereto and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer, or (ix) any of the Voting Agreements shall have been terminated prior to adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby at the Company Stockholders’ Meeting.

7.2           Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement or fraud. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which agreement shall survive termination of this Agreement in accordance with its terms.

7.3           Fees and Expenses.

(a)           General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b)           Payment by the Company. In the event that this Agreement is terminated by Parent or the Company, as applicable:

(i)            pursuant to Section 7.1(e) or Section 7.1(f), then the Company shall promptly, but in no event later than three business days after the date of such termination, pay Parent (in immediately available funds) an amount equal to $900,000 plus all out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, which amount shall not exceed $1,200,000 in the aggregate (the “Company Termination Fee”); or

(ii)           pursuant to Section 7.1(b) or Section 7.1(d) and following the date hereof and prior to the termination of this Agreement, there has been an Acquisition Proposal with respect to the Company and (A) within 18 months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(iv)) of the Company is consummated or (B) within 18 months following the termination of this Agreement the Company enters into an agreement providing for an Acquisition of the Company, then the Company shall promptly pay Parent the Company Termination Fee, but in no event later than three business days after the first to occur of (A) or (B) (it being understood that only one Company Termination Fee shall be payable in the event that (A) and (B) both occur).

(iii)          Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 7.3(b) are integral parts of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv)          Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to the Company, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company’s business immediately prior to such sale, or (C) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the Company or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

(c)           Payment by Parent. In the event that this Agreement is terminated by the Company pursuant to Section 7.1(b) and at such time (i) all conditions to the party’s obligations to consummate the Merger pursuant to Article VI shall have been satisfied or waived in accordance with the terms of this Agreement and (ii) Parent shall not have available the funds pursuant to the Debt Financing or any substitute financing sufficient to consummate the Merger and the transactions contemplated hereby, then Parent shall pay to the Company an amount equal to $700,000 in immediately available funds within two business days of such termination, and upon such payment neither Parent nor Merger Sub shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company.

7.4           Amendment. Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company; provided, however, after such approval, no amendment shall be made which by applicable Legal Requirements or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

7.5           Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken or authorized by its respective Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1           Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (c) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent or Merger Sub, to:

Nightingale Informatix Corporation
3760 14th Avenue Suite 200
Markham, Ontario L3R 3T7
Attention: Chief Executive Officer
Fax: (905) 415-8780

with a copy to:

Hayden Bergman Rooney, Professional Corporation
150 Post Street, Suite 650
San Francisco, CA 94108
Attention: Kevin K. Rooney, Esq.
Fax: (866) 409-3373

(b)	if to the Company, to:

VantageMed Corporation
11060 White Rock Road
Suite 210
Rancho Cordova, CA 95670
Attention: Chief Executive Officer
Fax: (408) 516-9486

with a copy to:

DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, CA 95814
Attention: Kevin Coyle, Esq.
Fax: (916) 930-3201

8.3           Interpretation; Knowledge.

(a)           When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. When reference is made herein to a “business day,” such reference shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in San Francisco, California are authorized or required by law or other governmental action to close.

(b)           For purposes of this Agreement, the term “Knowledge” means, with respect to any fact or matter in question, (i) with respect to the Company, that any of Steven Curd, Liesel Loesch, Mark Cameron or Rick Altinger has actual knowledge of such fact or matter after appropriate inquiry of those employees who have managerial responsibility in respect of the matter of such inquiry, or (ii) with respect to Parent, with respect to the Company, that any of Sam Chebib or Nick Vaney has actual knowledge of such fact or matter after appropriate inquiry of those employees who have managerial responsibility in respect of the matter of such inquiry.

(c)           For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or is reasonably likely to be (i) materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impedes the ability of such entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that, for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) the direct Effect of the public announcement, pendency or consummation of the transactions contemplated hereby on current or prospective customers of such entity or revenues therefrom (provided that the exception in this clause (A) shall not apply to the use of the term “Material Adverse Effect” in Sections 6.2(a) and 6.3(a) with respect to the representations and warranties contained in Sections 2.3, 2.7(k), 2.9, 2.12(g), 2.15(c), 2.17, 2.18, 2.19 and 3.2), (B) changes in general economic conditions or changes affecting the industry generally in which such entity operates (provided that such changes do not affect Viper in a disproportionate manner), or (C) changes in trading prices for such entity’s common stock that is otherwise unrelated to a Material Adverse Effect.

(d)           For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4           Counterparts. This Agreement may be executed in two or more counterparts, including by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5           Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder following the Effective Time. Notwithstanding the foregoing, after the Effective Time the Indemnified Persons shall be third party beneficiaries of, and entitled to enforce, Section 5.16 hereof.

8.6           Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7           Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any otherremedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

8.8           Governing Law; Specific Performance; Jurisdiction.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(c)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

8.9           Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10         Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11         Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of Page Intentionally Left Blank — Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

NIGHTINGALE INFORMATIX

CORPORATION

By:    /s/ Sam Chebib

Name: Sam Chebib

Title: Chief Executive Officer

VIPER ACQUISITION CORPORATION

By:    /s/ Sam Chebib

Name: Sam Chebib

Title: Chief Executive Officer

VANTAGEMED CORPORATION

By:    /s/ Steven Curd

Name: Steven Curd

Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger